FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).


                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

[Print or Type Response]
_______________________________________________________________________________
1. Name and Address of Reporting Person*

Polimeni,          Dominic             A.
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   (Last)            (First)            (Middle)

c/o Gulfstream Financial Group, Inc.
6400 Congress Ave. St. 200A
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                     (Street)

Boca Raton, FL 33487
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   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol


	Questron Technology, Inc. (QUST)

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)



_______________________________________________________________________________
4. Statement for Month/Year

   September 1997

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)


_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X] 10% Owner
   [X] Director
   [X] Officer (give title below)
   [ ] Other (specify below)

   Chairman, President and Chief Exec. Of.
   --------------------------------------------------

   --------------------------------------------------



_______________________________________________________________________________
7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------










Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


*If the form is filed by more than one reporting person, see
 Instruction 4(b)(v).

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.         9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------  ----------  --------- ----------
                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------  ----------  --------  ----------
Series B       (1)    9/15/97    P       10,000          (1)      (1)     Common  14,375   $7.75   10,000        D
Convertible                                                               Stock
Preferred
Stock








Explanation of Responses:

(1) Each share of Series B Convertible Preferred
    Stock will automatically convert into 1.4375
    shares of Common Stock on March 4, 1999.
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               /s/ Dominic A. Polimeni                       9/16/97
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

               Dominic A. Polimeni


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid QMB Number.


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